Exhibit 99.4

Chartered Accountants Meenakshi Pride Rock Tower III [Block – M], 8th & 9th floors Survey No. 23, Gachibowli Serilingampally Municipality Ranga Reddy District Hyderbad-500032 Telangana, India

INDEPENDENT AUDITOR’S REVIEW REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF DR. REDDY’S LABORATORIES LIMITED

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (“the Parent”) and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”), and its share of the net profit/ (loss) after tax and other comprehensive income/ (loss) of its associates and joint ventures for the quarter and half year ended September 30, 2026 (“the Statement”) being submitted by the Parent pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”).

2.	This Statement, which is the responsibility of the Parent’s Management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India (ICAI). A review of interim financial information consists of making inquiries, primarily of Parent’s personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing specified under Section 143(10) of the Companies Act, 2013 and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	The Statement includes the results of the entities included in Appendix A.

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Regd. Office: One International Center, Tower 3, 31st floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharastra, India.

Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

6.	The consolidated financial results of the Group for the quarter ended June 30, 2026, and quarter and half year ended September 30, 2025, included in the Statement, were reviewed by another auditor who expressed an unmodified conclusion on those statements on July 22, 2026, and October 24, 2025, respectively. The consolidated financial results for the year ended March 31, 2026, included in the Statement were audited by another auditor who expressed an unmodified opinion on the financial statement on May 12, 2026.

Our conclusion on the Statement is not modified in respect of this matter.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Vikas Bagaria

Partner

(Membership No. 060408)

(UDIN: 26060408CABHEY4392)

Place: Hyderabad

Date: October 23, 2026

Appendix A:

Results of the entities included in Statement

Sno	Particulars	Remarks
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Subsidiary
2	Aurigene Oncology Limited	Subsidiary
3	Aurigene Pharmaceutical Services Limited	Subsidiary
4	beta Institute gemeinnützige GmbH	Subsidiary
5	betapharm Arzneimittel GmbH	Subsidiary
6	Cheminor Employees Welfare Trust	Other consolidating entities
7	Cheminor Investments Limited	Subsidiary
8	Clean Renewable Energy KK 2A Private Limited	Associate
9	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited	Subsidiary
10	Dr. Reddy’s and Nestlé Health Science Limited	Subsidiary
11	Dr. Reddy’s Bio-Sciences Limited	Subsidiary
12	Dr. Reddy’s Employees ESOS Trust	Other consolidating entities
13	Dr. Reddy’s Farmaceutica Do Brasil Ltda.	Subsidiary
14	Dr. Reddy’s Finland Oy	Subsidiary
15	Dr. Reddy’s Formulations Limited	Subsidiary
16	Dr. Reddy’s Laboratories (Australia) Pty. Limited	Subsidiary
17	Dr. Reddy’s Laboratories (EU) Limited	Subsidiary
18	Dr. Reddy’s Laboratories (Proprietary) Limited	Subsidiary
19	Dr. Reddy’s Laboratories (Thailand) Limited	Subsidiary
20	Dr. Reddy’s Laboratories (UK) Limited	Subsidiary
21	Dr. Reddy’s Laboratories Canada, Inc.	Subsidiary
22	Dr. Reddy’s Laboratories Chile SPA	Subsidiary
23	Dr. Reddy’s Laboratories Inc.	Subsidiary
24	Dr. Reddy’s Laboratories Jamaica Limited	Subsidiary
25	Dr. Reddy’s Laboratories Japan KK	Subsidiary
26	Dr. Reddy’s Laboratories Kazakhstan LLP	Subsidiary
27	Dr. Reddy’s Laboratories LLC, Russia	Subsidiary
28	Dr. Reddy’s Laboratories LLC, Ukraine	Subsidiary
29	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.	Subsidiary
30	Dr. Reddy’s Laboratories New York, LLC	Subsidiary
31	Dr. Reddy’s Laboratories Philippines Inc.	Subsidiary
32	Dr. Reddy’s Laboratories Romania Srl	Subsidiary
33	Dr. Reddy’s Laboratories SA	Subsidiary
34	Dr. Reddy’s Laboratories SAS	Subsidiary
35	Dr. Reddy’s Laboratories Taiwan Limited	Subsidiary

Sno	Particulars	Remarks
36	Dr. Reddy’s New Zealand Limited	Subsidiary
37	Dr. Reddy’s Research Foundation	Other consolidating entities
38	Dr. Reddy’s Srl	Subsidiary
39	Dr. Reddy's Denmark ApS	Subsidiary
40	Dr. Reddy's Netherlands B.V.	Subsidiary
41	DRES Energy Private Limited	Joint venture
42	DRL Impex Limited	Subsidiary
43	Idea2Enterprises (India) Pvt. Limited	Subsidiary
44	Imperial Owners and Land Possessions Private Limited	Subsidiary
45	Industrias Quimicas Falcon de Mexico, S.A. de CV	Subsidiary
46	Kunshan Rotam Reddy Pharmaceutical Co. Limited (including Kunshan Rotam Reddy Medicine Company Limited)	Joint venture
47	Lacock Holdings Limited	Subsidiary
48	Nimbus Health GmbH	Subsidiary
49	North Star OpCo Limited	Subsidiary
50	North Star Sweden AB	Subsidiary
51	Northstar Switzerland SARL	Subsidiary
52	O2 Renewable Energy IX Private Limited	Associate
53	Promius Pharma LLC	Subsidiary
54	Reddy Holding GmbH	Subsidiary
55	Reddy Netherlands B.V.	Subsidiary
56	Reddy Pharma Iberia SAU	Subsidiary
57	Reddy Pharma Italia SRL	Subsidiary
58	Reddy Pharma SAS	Subsidiary
59	Svaas Wellness Limited (ceased to be step subsidiary w.e.f April 7, 2026)	Subsidiary
60	Dr. Reddy’s Laboratories (Vietnam) Company Limited effective from May 09, 2025	Subsidiary

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2026

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025	31.03.2026
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	82,778	78,608	86,386	161,386	169,052	326,213
	b) License fees and service income	3,930	2,097	1,663	6,027	4,449	9,720
	c) Other operating income	270	293	234	563	503	1,069

	Total revenue from operations	86,978	80,998	88,283	167,976	174,004	337,002

2	Other income	1,562	3,547	3,239	5,109	6,142	13,584

3	Total income (1 + 2)	88,540	84,545	91,522	173,085	180,146	350,586

4	Expenses
	a) Cost of materials consumed	16,610	16,538	14,413	33,148	34,771	65,012
	b) Purchase of stock-in-trade	15,375	19,738	17,459	35,113	29,618	61,616
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(304)	(2,425)	(635)	(2,729)	(5,077)	(4,236)
	d) Employee benefits expense	16,119	16,516	14,521	32,635	29,556	59,909
	e) Depreciation and amortisation expense	5,267	5,366	5,046	10,633	9,807	20,588
	f) Impairment of non-current assets, net	123	15	673	138	673	3,518
	g) Finance costs	1,248	1,255	907	2,503	1,737	3,738
	h) Other expenses	21,749	22,017	21,753	43,766	42,628	86,648

	Total expenses	76,187	79,020	74,137	155,207	143,713	296,793

5	Profit before tax and before share of equity accounted investees(3 - 4)	12,353	5,525	17,385	17,878	36,433	53,793

6	Share of profit/(loss) of equity accounted investees, net of tax	(77)	8	63	(69)	65	134

7	Profit before tax (5+6)	12,276	5,533	17,448	17,809	36,498	53,927

8	Tax expense/(benefit):
	a) Current tax	3,052	1,575	1,847	4,627	12,108	13,945
	b) Deferred tax	92	(398)	2,233	(306)	(3,077)	(1,594)

9	Net profit after taxes and share of profit of associates (7 - 8)	9,132	4,356	13,368	13,488	27,467	41,576

10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	9,248	4,443	13,471	13,691	27,652	41,960
	b) Non-controlling interests	(116)	(87)	(103)	(203)	(185)	(384)

11	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(13)	(7)	(14)	(20)	(9)	143
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	2	-	2	-	(56)
	b) (i) Items that will be reclassified subsequently to profit or loss	0	1,888	862	1,888	2,939	6,916
	(ii) Income tax relating to items that will be reclassified to profit or loss	52	(333)	270	(281)	237	392
	Total other comprehensive income/(loss)	39	1,550	1,118	1,589	3,167	7,395

12	Total comprehensive income (9 + 11)	9,171	5,906	14,486	15,077	30,634	48,971

13	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	9,287	5,993	14,589	15,280	30,819	49,355
	b) Non-controlling interest	(116)	(87)	(103)	(203)	(185)	(384)

14	Paid-up equity share capital (face value Re. 1/- each)	835	835	835	835	835	835

15	Other equity						378,080

16	Earnings per equity share attributable to equity shareholders of parent (face value Re. 1/- each)

	Basic	11.10	5.33	16.18	16.44	33.22	50.41
	Diluted	11.09	5.33	16.17	16.42	33.19	50.35
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2026	30.06.2026	30.09.2025	30.09.2026	30.09.2025	31.03.2026
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Global Generics	77,965	72,083	78,235	150,048	153,967	299,460
	b) Pharmaceutical Services and Active Ingredients	10,636	10,730	12,079	21,366	21,953	42,672
	c) Others	482	193	103	675	1,746	2,140
	Total	89,083	83,006	90,417	172,089	177,666	344,272
	Less: Inter-segment revenue	2,105	2,008	2,134	4,113	3,662	7,270
	Total revenue from operations	86,978	80,998	88,283	167,976	174,004	337,002

2	Segment results:
	Gross profit from each segment
	a) Global Generics	43,833	37,127	46,431	80,960	92,517	169,696
	b) Pharmaceutical Services and Active Ingredients	984	386	1,706	1,370	2,793	6,002
	c) Others	391	36	5	427	1,464	1,581
	Total	45,208	37,549	48,142	82,757	96,774	177,279
	Less: Selling and other un-allocable expenditure/(income), net	32,932	32,016	30,694	64,948	60,276	123,352
	Total profit before tax	12,276	5,533	17,448	17,809	36,498	53,927

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

DR. REDDY'S LABORATORIES LIMITED

Consolidated Balance Sheet	All amounts in Indian Rupees millions

	As at
Particulars	30.09.2026	31.03.2026
	(Unaudited)	(Audited)

ASSETS
Non-current assets
Property, plant and equipment	102,690	100,778
Capital work-in-progress	12,067	14,602
Goodwill	14,877	14,797
Other intangible assets	104,165	105,058
Investment in equity accounted investees	5,867	5,673
Financial assets
Investments	6,341	8,942
Other financial assets	5,281	2,917
Deferred tax assets, net	22,904	22,190
Tax assets, net	4,204	3,503
Other non-current assets	595	981
Total non-current assets	278,991	279,441

Current assets
Inventories	81,182	76,534
Financial assets
Investments	32,816	38,233
Trade receivables	101,399	101,234
Derivative financial instruments	287	155
Cash and cash equivalents	13,294	15,368
Other bank balances	22,632	18,119
Other financial assets	11,268	22,255
Other current assets	34,444	29,895
Total current assets	297,322	301,793
TOTAL ASSETS	576,313	581,234

EQUITY AND LIABILITIES
Equity
Equity share capital	835	835
Other equity	387,235	378,080
Equity attributable to equity shareholders of the parent company	388,070	378,915
Non-Controlling interests	3,191	3,394
Total equity	391,261	382,309

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	11,693	12,203
Other financial liabilities	226	432
Provisions	356	338
Deferred tax liabilities, net	16,079	15,467
Other non-current liabilities	2,395	3,011
Total non-current liabilities	30,749	31,451

Current liabilities
Financial liabilities
Borrowings	58,260	62,935
Lease liabilities	2,334	2,203
Trade payables
Total outstanding dues of micro enterprises and small enterprises	349	334
Total outstanding dues of creditors other than micro enterprises and small enterprises	32,014	30,045
Derivative financial instruments	5,321	6,898
Other financial liabilities	34,134	40,085
Other current liabilities	10,715	11,921
Tax Liabilities,net	2,847	4,353
Provisions	8,329	8,700
Total current liabilities	154,303	167,474
TOTAL EQUITY AND LIABILITIES	576,313	581,234

DR. REDDY'S LABORATORIES LIMITED

Consolidated statement of cashflows	All amounts in Indian Rupees millions

	Half year ended
Particulars	30.09.2026	30.09.2025
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	17,809	36,498
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(1,209)	(1,277)
Depreciation and amortisation expense	10,633	9,807
Impairment of non-current assets,net	138	673
Allowance for credit losses (on trade receivables and other advances)	340	679
Profit on sale/disposal of assets,net	(405)	(268)
Share of profit of equity accounted investees	69	(65)
Unrealized exchange (gain)/loss, net	(585)	(509)
Interest income	(1,965)	(2,040)
Finance costs	2,503	1,737
Equity settled share-based payment expense	196	212
Inventories write-down	5,622	3,450
Changes in operating assets and liabilities:
Trade receivables	177	(7,689)
Inventories	(10,274)	(8,186)
Trade and other payables	1,864	8,846
Other assets and other liabilities, net	(13,743)	(2,820)
Cash generated from operations	11,170	39,049
Income tax paid, net	(6,822)	(8,845)
Net cash generated from operating activities	4,348	30,204

Cash flows (used in)/from investing activities :
Purchase of property, plant and equipment	(5,817)	(12,086)
Proceeds from sale of property, plant and equipment	1,003	143
Purchase of other intangible assets	(2,201)	(8,198)
Proceeds from sale of other intangible assets	2,214	239
Investment in equity accounted investees	-	(51)
Payment for acquisition of businesses	(220)	-
Purchase of investments (including bank deposits)	(14,461)	(17,724)
Proceeds from sale of investments (including bank deposits)	25,595	8,183
Interest and dividend received	2,006	759
Proceeds from disposal of subsidiary	5	-
Net cash (used in)/from investing activities	8,124	(28,736)

Cash flows (used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	316	288
Proceeds/(Repayment) of short-term borrowings, net	(1,043)	2,675
Repayment of long-term loans and borrowings	(3,799)	-
Payment of principal portion of lease liabilities	(717)	(565)
Dividend paid	(6,664)	(6,659)
Interest paid	(2,779)	(2,265)
Net cash from/(used in) financing activities	(14,686)	(6,526)

Net increase/(decrease) in cash and cash equivalents	(2,214)	(5,059)
Effect of exchange rate changes on cash and cash equivalents	36	372
Cash and cash equivalents at the beginning of the period (1)	15,368	14,593
Cash and cash equivalents at the end of the period (2)	13,190	9,906

 *FVTPL (fair value through profit or loss)

(1)Adjusted for bank overdraft of Rs.61 million for the year ended 31 March,2025

(2)Adjusted for bank overdraft of Rs.104 for half year ended 30 September,2026

Notes:

1	The above statement of unaudited consolidated financial results of Dr. Reddy's Laboratories Limited ("the parent company"), together with its subsidiaries (collectively, the "Company"), joint ventures and associates, have been prepared in accordance with the Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 23 October 2026. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	In August 2026, the Company initiated recall of Semaglutide batches in Canada due to elevated levels of unspecified impurity exceeding the approved specification limit and a packaging and labelling error (unrelated to the Semaglutide API issue as detailed under Note 5 below). Accordingly, the Company recorded Rs. 710 million towards expected product returns as a reduction of "Revenue from operations" in the Company's Global Generics Segment.

DR. REDDY'S LABORATORIES LIMITED

3	License and service income for the quarter ended 30 September 2026 includes:

- Rs.529 million from the sale of the Company’s territorial rights relating to Bendamustine HCL in the United States; and
- Rs.976 million towards achievement of certain milestones under various license agreements with a customer in Russia pertaining to biosimilars.

These transactions pertain to the Company’s Global Generics segment.

4	During the year ended 31 March 2026, consequent to the resolution of a shelf stock adjustment claim arising from reduction in price of its generic product Lenalidomide in the United States, the Company has recorded an amount of Rs. 4,530 million (USD 50 million) as a reduction from "Revenue from operations" in the Company's Global Generics Segment.

5	Certain batches of Semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. Consequently, based on its best estimate, the Company has made a provision of Rs. 2,230 million towards inventory and Rs. 167 million towards other associated costs during the quarter ended 30 June 2026.

6	During the year ended 31 March 2026, the Company decided to discontinue certain of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the development status and clinical trail outcomes. Consequent to this decision, the Company has recognized a net loss of Rs.1,350 million in the Company's Global Generic segment, comprising of

a. Impairment of non-current assets of Rs. 1,291 million (i.e., towards Property, plant and equipment, other Intangible assets and Right to use assets ) and
b. Other development program related wind down cost under "Other expenses" of Rs. 59 million.

In August 2026, the company sold certain assets related to this CAR-T program and novated the related lease agreement to the acquirer resulting in impairment loss reversal of Rs. 137 million.

7	During the year ended 31 March 2026, the Company recorded below Impairment losses in the Company’s Global Generic segment

a. Rs. 914 million (USD 10 million) consequent to discontinuation of the Phase III study in first line non-small cell lung cancer conducted by Immutep Limited following the results of the futility analysis.
b. Rs. 934 million, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York comprising the below financial impacts:
- Impairment loss of the entire carrying value of Rs. 545 million for property, plant and equipment;
- Inventory related provisions of Rs. 260 million;
- Other development program related wind down costs of Rs. 129 million.

8	Other income includes:
a. Rs. 1,400 million recognised prusuant to settlement of product related litigations representing payment for avoided litigation costs by the Company and its affiliates in the United States and the United Kingdom during the year ended 31 March 2026.
b. Gain on sale of non-current assets, net amounting to Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks during the year ended 31 March 2026.

9	During the year ended 31 March 2026 based on a final order received from the Federal Tax Service authority in respect of one of its foreign subsidiaries, based on its estimate, the Company had recorded a VAT provision of Rs.1,836 million under “Other expenses” including applicable interest and penalties and covering the periods both under audit as well as subsequent period up to 31 March 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable. This transaction pertains to Company's Global Generics segment.

10	The Company considered the on-going uncertainties relating to geo-political conflicts (including Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

By order of the Board
For Dr. Reddy’s Laboratories Limited

G V Prasad
Place: Hyderabad	Co-Chairman & Managing Director
Date: 23 October 2026	DIN:00057433